                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)*

                               Iomega Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    462030305
                    ----------------------------------------
                                 (CUSIP Number)

                                 March 16, 2006
                    ----------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

                    ----------------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO. 462030305                                            PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                                        ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                      (B) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        5     SOLE VOTING POWER
  NUMBER OF                   1,654,800
   SHARES
 BENEFICIALLY           6     SHARED VOTING POWER
  OWNED BY                    1,072,900
    EACH
  REPORTING             7     SOLE DISPOSITIVE POWER
   PERSON                     940,600
    WITH
                        8     SHARED DISPOSITIVE POWER
                              1,787,100


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,727,700

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      5.3%

12    TYPE OF REPORTING PERSON
      IN-IA-OO**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.
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                                                                     Page 3 of 5

Item 1(a).    Name of Issuer:                                                           Iomega Corporation

Item 1(b).    Address of Issuers's Principal Executive Offices:                         10955 Vista Sorrento Parkway
                                                                                        San Diego, CA 92130

Item 2(a).    Name of Person Filing:                                                    Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:              4550 Gordon Drive, Naples, Florida
                                                                                        34102

Item 2(c).    Citizenship:                                                              U.S.A.

Item 2(d).    Title of Class of Securities:                                             Common Stock

Item 2(e).    CUSIP Number:                                                             462030305


Item  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
      (c), CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting power with respect to 1,654,800 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to a grantor retained annuity trust, (iii) the trustee to certain generation skipping trusts and (iv) the custodian to accounts set up under the Florida Uniform Gift to Minors Act. The reporting person has shared voting power with respect to 1,072,900 shares of the reported securities as (i) an investment advisor to the trustee of certain family trusts and (ii) the trustee to a certain generation skipping trust. The reporting person has sole dispositive power with respect to 940,600 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to certain generation skipping trusts and
      (iii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act. The reporting person has shared dispositive power with respect to 1,787,100 of the reported securities as (i) an investment advisor to the trustee of certain family trusts, (ii) the trustee to a certain generation skipping trust and (iii) the trustee to a grantor retained annuity trust.

      (a)   2,727,700

      (b)   5.3%

      (c)   (i) sole voting power: 1,654,800

            (ii)  shared voting power: 1,072,900

            (iii) sole dispositive power: 940,600

            (iv)  shared dispositive power: 1,787,100

Item  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable

Item  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
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                                                                     Page 4 of 5
Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable

Item  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable

Item  9. NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable

Item  10. CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                     Page 5 of 5


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2006                             /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                      Lloyd I. Miller, III